Exhibit 99.1
Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL announces full-year 2024 results – Revenue was stable, net loss deepened due to significant onetime costs, related mostly non-cash items as goodwill & intangible assets write-off.

TEL AVIV & ZURICH & NEW YORK, April 24, 2025 - SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) ("SHL" or the "Company"), a leading provider and developer of advanced personal telemedicine solutions, announced today its results for the full-year 2024. Despite stable revenue, net loss deepened due to about USD 20 million of one-time costs consisting mainly of goodwill and intangible assets write off. USD 3 million of that amount were actual cash expenses.

As announced on April 3, 2025, the 2024 annual financial report includes some significant onetime costs, categorized in the profit and loss statement as “other expenses”. Other expenses totaled to about USD 20 million, consisted of the following:

•	About USD 13 million impairment of goodwill allocated to the German operations;
•
About USD 3  million impairment of intangible assets and capitalized development costs - mainly software applications developed internally in the past, which are not advanced enough to continue to be used in an economically efficient way.

•	About USD 3 million involves with restructuring & cost saving, mainly in the German activity and about USD 1 million one-time expenses.

Approximately USD 17 million, or 86%, are not involved with actual cash payments (goodwill, intangible assets etc.), cash expenses are about USD 3 million only.

FY2024 Financial Highlights:
All comparable previous periods figures are in constant currency1 (CC).

•	Revenues were stable and total at USD 57 million, approximately same as 2023 revenue. Revenue growth in the Israeli activity was offset by a decline in revenue in Germany.

•
2024 gross profit was USD 0.6 million, above 2023. It grew from USD 25.2 million in 2023 to USD 25.8 million in 2024, representing 45% of revenues, mainly thanks revenue growth in the Israeli B2B segment.

•	Total R&D, selling and marketing and G&A costs totaled USD 33 million compared to USD 32 million in 2023, the increase is mainly to additional marketing expenditure in the US.

•	Adjusted EBITDA[2] was USD 1 million, compared with USD 2 million in 2023. The decrease is attributed primarily to additional marketing efforts in the U.S.

•
Net loss was about USD 28 million, compared to a net loss of USD 7 million in 2023. The decrease was driven by USD 20 million other expenses (mainly one-time, and USD 17 million non-cash) reported in 2024.

•
Cash flow from operation was nearly balanced. Cash flow used for operating activities in 2024 was USD 0.4 million, compared with USD 1.5 million used in 2023. The improvement was mainly related to a decrease in trade receivables.

•	Cash on hand and short-term cash investments as of December 31, 2024, were USD 17.5 million.

David Arnon, CEO of SHL, remarked: "We are in a transition. The new Board and leadership team has the clear ambition to turn-around the company. SHL management team and the company employees are focused at the moment on short term missions for 2025, mainly to improve profitability.”

1 Constant currency – to enable meaningful comparison between 2024 and 2023 results, 2023 results are also presented at 2024 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.
2 Please see in the table below the Adjusted EBITDA Reconciliation to EBIT. Adjusted EBITDA is defined as: Operating Profit (EBIT) excluding depreciation & amortization expenses, ESOP (Employee Stock Option Plan) and “Other expenses” as defined above.

Key Figures for 2024

USD ('000)	2024	2023	change %	2023 CC	change %

Revenues	$56,779	$57,075	(1)%	$56,930	(0)%

Cost of revenues	$30,986	$31,814	(3)%	$31,734	(2)%
Gross profit	$25,794	$25,262	2%	$25,196	2%
% of revenues	45%	44%		44%

R&D costs	$5,357	$5,260	2%	$5,255	2%
S&M expenses	$10,450	$10,581	(1)%	$10,559	(1)%
G&A expenses	$17,052	$16,228	5%	$16,189	5%
EBIT Before other expenses	$(7,065)	$(6,807)	0%	$(6,808)	0%
Other expenses	$19,727	$2,198		$2,196
EBIT	$(26,792)	$(9,005)	198%	$(9,005)	198%
% of revenues	(47)%	(16)%		(16)%
Financial expenses ( income)	$20	$(3,042)		$(3,031)
Tax expenses / (Tax benefit)	$939	$891		$888
Net profit	$(27,751)	$(6,855)	0%	$(6,862)	0%

Adjusted EBITDA	$846	$2,133	(60)%	$2,114	(60)%
% of revenues	1%	4%	0%	4%	0%
EBIT To Adjusted EBITDA Bridge
EBIT	$(26,792)	$(9,005)		$(9,005)
Depriciation & Amortization	$7,544	$7,688		$7,674
Other expenses	$19,727	$2,198		$2,196
ESOP	$366	$1,252		$1,247
Adjusted EBITDA	$846	$2,133		$2,114

Adjusted EBITDA is defined as: Operating Profit (EBIT) excluding depreciation & amortization expenses, ESOP (Employee Stock Option Plan) and “Other expenses” as defined above.

The Company believes Adjusted EBITDA provides useful information regarding the Company’s financial and operating performance.  Adjusted EBITDA is not U.S. GAAP measures.  You should not construe Adjusted EBITDA as alternatives to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or as a measure of liquidity.  Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Forward Looking Statements:
This announcement contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including, the Company’s anticipation with respect to changes in its results of operations from prior periods. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. "Key Information—Risk Factors" contained in the Company’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the "SEC") on March 28, 2023 and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; the continued development, consumer acceptance and market adoption of the Company’s products and services in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to  the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) For more information, please visit our website at www.shl-telemedicine.com.

Financial calendar
May 28, 2025, Annual General Meeting. Tel Aviv, Israel

For more financial information:
For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please visit the Company’s profile at https://www.sec.gov/edgar or the Company’s annual report 2024 on its site: www.shl-telemedicine.com/reports

For further information please contact:
Fabienne Farner, IRF, Phone: +41 43 244 81 42, farner@irf-reputation.ch